March 15, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 3 to
           Registration Statement on Form F-1
           Filed March 8, 2019
           File No. 333-228896

Dear Mr. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2019 letter.

Amendment No. 3 to Form F-1 filed March 8, 2019

Managements Discussion and Analysis of Financial Condition and Results of Operations
Selected Balance Sheet Items
Accounts receivable, contract assets, and assets from investor assurance program , page 119

1. We note your response to comment 2. Please expand your contract assets discussion on page 119 to address the following:
         Disclose the contract asset and related allowance rollforwards as presented on pages F-
 Dinggui Yan
Jiayin Group Inc.
March 15, 2019
Page 2
          27, F-28, F-64 and F-65 for each period;
          Disclose net contract assets by period in which they were initially recorded for each loan product, as presented on pages F-28 and F-65;
          Discuss and analyze these trends, including write-offs and changes in the allowance coverage for each period presented and how the movements and changes in delinquency trends and the expected net accumulated loss rates as disclosed on
          pages 96, F-16 and F-57 impacted these determinations; and Disclose, consistent with your response, your determination of the adequacy of the
          allowance for each period presented.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-60

2.    We note your response to comment 2. Please address the following:
        Revise your disclosures on pages F-25 and F-62 to clarify that the revision to your charge-off policy was a correction of an error in accordance with U.S. GAAP; and
        Disclose in your risk factor on page 38 related to the effectiveness of your internal controls and discussion of the two material weaknesses identified, that your charge-off policy was inconsistent with ASC 310-10 of U.S.GAAP and you corrected to charge off uncollectible balances of contract assets and related provisions when any repayment of the underlying loan is 90 days past due.

       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameDinggui Yan
                                                            Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                            Office of Financial
Services
March 15, 2019 Page 2
cc:       Meng Ding, Esq.
FirstName LastName